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                              January 4, 2021

       Scott L. Mathis
       President & Chief Executive Officer
       Gaucho Group Holdings, Inc.
       8 Union Square South, Suite 2A
       New York, NY 10003

                                                        Re: Gaucho Group
Holdings, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed December 8,
2020
                                                            File No. 333-233586

       Dear Mr. Mathis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2020 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       General

   1. We note the revised disclosure that if a reverse stock split occurs it may take place within a range from
one-for-two to one-for-twenty-five. We also note your dilution and other disclosure assume a
15:1 ratio. Please explain when and how the Board of Directors will determine which ratio
to use if a reverse stock split takes place. Will you file a pre-
                                                        effective amendment
reflecting such changes? It is unclear how the share price will be affected depending on
the ratio chosen. As requested in comment 1 in our February 11,
                                                        2020 comment letter,
please revise to clarify the extent to which potential investors will be able to check the
actual post-split market price before confirming purchases in this offering.
 Scott L. Mathis
Gaucho Group Holdings, Inc.
January 4, 2021
Page 2
2. We also note revised disclosure that the offering price per unit may decrease due to market conditions. Please revise and advise us how the offering price could change given that you are not conducting an at-the-market offering.
Capitalization, page 32

3. Please tell us why no debt has been reflected in the capitalization table.
Dilution, page 33

4. Please consider disclosing in columnar numerical format how actual and adjusted net tangible book value per share were calculated for purposes of the dilution table, or tell us why you believe such information would not be useful.
Business
Algodon Wine Estates, page 59

5. Please explain how you achieved 41% occupancy for the nine months ended September
       30, 2020 when it appears that the resort was closed for the majority of the reporting period due to COVID-19 restrictions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations as of the nine months ended September 30, 2020 and 2019, page 39

6. Please explain why you have recognized $8,560 real estate sales for the nine months ended September 30, 2019, but $0 for the year ended December 31, 2019. Notes to Condensed Consolidated Financial Statements, page F-9

7. Please describe the terms of the $282,140 advances to employees carried on your balance sheet.
       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,
FirstName LastNameScott L. Mathis
                                                              Division of
Corporation Finance
Comapany NameGaucho Group Holdings, Inc.
                                                              Office of Real
Estate & Construction
January 4, 2021 Page 2
cc:       Victoria Bantz
FirstName LastName